FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of   January 2008

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

Teva to Acquire CoGenesys

Acquisition Will Bolster Teva`s Biotechnology Capabilities

Jerusalem, Israel, January 22, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today announced that it has entered into a definitive agreement to acquire CoGenesys, Inc., a privately-held biopharmaceutical company with a broad based biotechnology platform and focused on the development of peptide- and protein-based medicines across broad therapeutic categories.  CoGenesys was established in 2005 as a division within Human Genome Sciences Inc. (HGSI) to focus on early drug development and was spun off as an independent company in June 2006.

In its recently completed strategic review, Teva identified biopharmaceuticals - and primarily biogenerics - as a key, long-term growth opportunity for the Company.  With this acquisition, Teva is taking a significant step towards advancing its strategic goals, demonstrating its commitment to becoming a leading player in the biogenerics market, as that market evolves.  Teva will simultaneously gain access to a world-class biotechnology research team led by Dr. Craig Rosen and Steve Mayer, to cutting edge technologies, as well as to an attractive innovative pipeline.

Commenting on today's transaction, Shlomo Yanai, Teva's President and CEO, said: "We are very excited about this strategic acquisition.  Biopharmaceuticals will be a long-term growth driver for Teva, and this transaction represents an important spring-board in our efforts to establish ourselves among the leaders in this market.  CoGenesys` breadth of technologies and the depth of their team and pipeline complement Teva's large-scale operations, extensive resources and its proven expertise in bringing drugs to market.  This combination will enable us to realize our vision of delivering high quality, affordable biopharmaceuticals worldwide.  CoGenesys' acquisition reflects our commitment to capture the significant long-term prospects we believe the biogenerics market will offer."

Teva's existing biotechnology infrastructure includes product development and manufacturing in several countries.  The Company also markets a portfolio of biopharmaceutical drugs outside the United States, including interferon alpha 2b, granulocyte colony-stimulating factor ("GCSF") and human growth hormone ("hGH"), while marketing hGH in the United States as well.

Based on over 15 years of peptide- and protein-based drug development research, CoGenesys brings to Teva advanced technological platforms (including Albumin Fusion, a novel approach to long acting biopharmaceuticals), which are key to establishing Teva's leadership position in biogenerics.  In addition, its innovative pipeline addresses a broad spectrum of therapeutic categories.  The CoGenesys team includes some 70 professionals, many of them Ph.D.-level scientists working in a 48,000 square foot state-of-the-art facility, located in Rockville, Maryland.

"We are excited to enter into this agreement with Teva, a true leader in the global pharmaceutical industry," stated Dr. Craig Rosen, CoGenesys' co-founder, Chief Scientific Officer and Executive Chairman.  "Teva has already demonstrated a commitment to our organization and shares our vision of developing high-value peptide- and protein-based products.  Teva's resources, its extensive clinical experience and regulatory expertise create the optimal environment for the CoGenesys team to continue and successfully commercialize our scientific work."

Dr. Rosen brings to Teva a world renowned track record in biopharmaceutical R&D work.  Prior to founding CoGenesys, Dr. Rosen was President and Chief Scientific Officer of HGSI.

Bill Marth, President and CEO of Teva North America, added, "I would like to welcome this high caliber cadre of scientists to the Teva family.  I am pleased that Steve, Craig and the rest of the CoGenesys team are committed to remaining with Teva to continue to enhance their innovative technologies and bring their pipeline to the market."

Under terms of the agreement, Teva will pay a purchase price of $400 million cash, funded from its internal resources.  The transaction has been approved by the boards of directors of each company and by the shareholders of CoGenesys and is subject to customary closing conditions (including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976), and is expected to close during the first half of 2008.

More information on both companies can be found at www.tevapharm.com and www.cogenesys.com.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Europe.

About CoGenesys

CoGenesys, Inc. was spun out of Human Genome Sciences, Inc. (Nasdaq: HGSI) in June of 2006. The Company's strategy is to demonstrate safety and proof of concept in clinical trials followed by selectively licensing or partnering of compounds to fund further development. CoGenesys has approximately 80 employees, including 20 PhD-level scientists, and a dedicated 48,000 sq. ft. facility with cGMP manufacturing capacity sufficient for early-stage clinical testing. For more information, visit http://www.CoGenesys.com/.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: whether and when the proposed acquisition of CoGenesys will be consummated, whether and when Teva will obtain HSR approval for the acquisition and any conditions that could be imposed in connection with such approval, Teva's ability to rapidly integrate CoGenesys`s operations with its own operations, the diversion of management time on merger-related issues, and Teva and CoGenesys` ability to successfully develop and commercialize biopharmaceutical products, Teva's ability to accurately predict future market conditions including pricing and margins with regard to sales of the generic version of Protonix®, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel® Famvir® and Protonix®, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva`s Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: January 22 , 2008

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